

May 4, 2021

Cong (Kenny) Li
Chief Executive Officer
Onion Global Ltd
No. 309 3-05 Huangfu Avenue Zhong
Tianhe District, Guangzhou City, Guangdong Province
People's Republic of China

> **Re: Onion Global Ltd**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed April 28, 2021**
> **File No. 333-255102**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1 Filed April 28, 2021

Recent Development, page 6

1. We note the disclosure regarding expected total revenues and GMV for the quarter ended March 31, 2021. Because a single financial measure may be considered an incomplete picture of your results of operations or financial condition, please disclose financial measures that put these amounts in context, such as your expected operating costs and expenses or net income. Please include an analysis of your estimated results for the three months ended March 31, 2021 against the prior year period and include any trend information that would be relevant to an investor.

Cong (Kenny) Li
Onion Global Ltd
May 4, 2021
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Trade & Services

cc: Li He